Exhibit 99.1

AVRICORE HEALTH ANNOUNCES $1.54 MILLION FINANCING

Vancouver, British Columbia – February 3, 2021 – AVRICORE HEALTH INC. (TSXV: AVCR) (the “Company” or “Avricore”) announces a non-brokered private placement of up to 7,000,000 units ("Units") at a price of $0.22 per unit for gross proceeds of $1,540,000. (the "Private Placement"). The proceeds will be used for general working capital purposes.

“We’ve built a strong business development program poised for significant growth across multiple business lines,” Said Hector Bremner, Avricore Health’s CEO. “With the resources generated through this placement, we can confidently take advantage of the opportunities in front of us and be completely focused on expanding HealthTab™ nationally, and internationally this year.”

Each Unit consists of one common share and one transferrable share purchase warrant. Each warrant will entitle the holder thereof to purchase one additional common share for a period of 12 months from the closing date of the offering at a price of $0.30 per common share. The Company may pay finders fees of up to 5% cash and 5% finders warrants on a portion of the placement.

The Offering is available to accredited investors as well as all shareholders of record of the Company as at February 15, 2021 (the "Record Date") resident in Canada who are eligible to participate under the exemption from prospectus requirements set out in applicable instruments of Canadian Securities Administrators (the “Existing Shareholder Exemption”) and who continue to be shareholders of the Company immediately prior to the closing of the Offering.

Closing of the Private Placement is subject to acceptance by the TSX Venture Exchange. All securities issued in connection with the Private Placement will be subject to a four-month hold period from the closing date under applicable Canadian securities laws.

Certain directors and officers are expected to participate in the Private Placement. Such participation is considered a related party transaction within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The related party transaction will be exempt from minority approval, information circular and formal valuation requirements pursuant to the exemptions contained in Sections 5.5(a) and 5.7(1)(a) of MI 61-101, as neither the fair market value of the gross securities to be issued under the Private Placement nor the consideration to be paid by the insiders will exceed 25% of the Company's market capitalization. A material change report will be filed less than 21 days before the closing date of the transactions contemplated by this news release. The Company believes this shorter period is reasonable and necessary in the circumstances.

The Private Placement securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "1933 Act"), or under any state securities laws, and may not be offered or sold, directly or indirectly, or delivered within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) absent registration or an applicable exemption from the registration requirements. This news release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

Contact:

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.